March 17, 2025

Yunlei Wang
Chief Executive Officer
Youlife Group Inc.
Room C431, Changjiang Software Park
No. 180 South Changjiang Road
Baoshan District, Shanghai 201900
China

       Re: Youlife Group Inc.
           Registration Statement on Form F-4
           Filed February 25, 2025
           File No. 333-285178
Dear Yunlei Wang:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4
Dilution, page 23

1. In the introductory paragraph you reference "pro forma as adjusted net tangible book value per share after the Business Combination." Please revise to remove references to
       "pro forma" and "after the Business Combination" as the table reflects neither.
2. Please revise the table to use Distoken's most recent balance sheet filed, i.e.
       September 30, 2024. Refer to Item 1604(c) of Regulation S-K.
3. Please revise your calculation of Distoken's net tangible book value to be total assets minus total liabilities. After doing so, please revise to include an adjustment for the
 March 17, 2025
Page 2

       cash paid in the November 2024 redemptions in your calculation of Distoken's net tangible book value, as adjusted. As a result of the revisions, revise other impacted line items in the table as appropriate.
4. Both adjustments (3) and (4) reference interest earned. Please explain why it's appropriate to adjust for interest earned twice.
5. We reviewed your response to prior comment 2. We note that public shares have been redeemed. Please confirm that the related public rights were not redeemed or terminated and are still outstanding.
Material U.S. Federal Income Tax Considerations, page 169

6. Please state here, as you do in Exhibit 8.1, that the disclosure under the heading
       Material U.S. Federal Income Tax Considerations is the opinion of Ellenoff Grossman
       & Schole LLP. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Material Cayman Islands Tax Considerations, page 177

7. Please state here, as you do in Exhibit 5.1, that the disclosure in this section constitutes the opinion of Campbells. Refer to Section III.B.2 of Staff Legal Bulletin
       No. 19.
Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.1, page II-1

8. It appears that the registration statement covers the 3,944,670 ordinary shares to be issued to Distoken shareholders. Please tell us why counsel has not opined on the legality of such shares, or revise the opinion accordingly.
Exhibit 107

9. We note that the Class B ordinary shares covered by this registration statement are not included in the filing fee table; please revise or tell us why this is appropriate. In addition, we note that the table covers 70,000,000 in ordinary shares, however it appears that the registration statement covers more than that amount; please revise or advise.
General

10. We note your disclosure regarding the exclusive forum provision in the warrant.
       Please advise as to where this provision is located in the warrant.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 March 17, 2025
Page 3

        Please contact Valeria Franks at 202-551-7705 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-
3222 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Ke (Ronnie) Li